Exhibit (d)(9)

D. John Srivisal Vice President Transaction Execution Tel: +1.314.674.5035 Fax: +1.314.674.2721 djsriv@solutia.com

Private and Confidential

September 29, 2011

Southwall Technologies Inc.

3788 Fabian Way

Palo Alto, CA 94303

Attention:	Dennis Capovilla
President & Chief Executive Officer

Dear Dennis:

Reference is hereby made to the letter agreement, dated June 26, 2011 and countersigned and delivered as of June 28, 2011 (the “Original Letter”), as amended by that certain letter agreement, dated August 16, 2011 and countersigned and delivered as of August 23, 2011 (the “Amended Letter”), and as further amended by that certain letter agreement, dated and countersigned and delivered as of September 20, 2011 (the “Second Amended Letter”), each such letter by and between Solutia Inc. (“Solutia”) and Southwall Technologies Inc. (“Southwall”). All capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Original Letter.

In consideration for the time, expense and efforts Solutia expects to expend in negotiating the Transaction, finalizing its due diligence review of Southwall and drafting definitive documentation to consummate the Transaction, upon Southwall’s countersignature to this letter and delivery of this letter to Solutia, Southwall agrees that the following phrase provided in the first sentence of Paragraph 6 of the Original Letter as expressly amended by the Amended Letter and as further expressly amended by the Second Amended Letter:

until 11:59 p.m., California time, on October 3, 2011 (the “Restriction Period”); provided, however, that the Restriction Period shall expire immediately upon either of the following events if occurring prior to such time on October 3, 2011: (A) Solutia (directly or through its counsel) shall have failed to provide to Southwall (directly or to its counsel) by 11:59 p.m., California time, on September 21, 2011 a non-binding draft of an agreement and plan of merger contemplating the Transaction, (B) Solutia (directly or through its counsel) shall have failed to provide to Southwall (directly or to its counsel) by 11:59 p.m., California time, on September 16, 2011 a non-binding summary of material terms of the support agreements to be entered into by certain shareholders of Southwall in connection with the execution and delivery of such merger agreement, (C) Solutia (directly or through its counsel) shall have failed to provide to Southwall (directly or to its counsel) by 11:59 p.m., California time, on September 23, 2011 a non-binding draft of a form of such support agreements; provided that this clause (C) shall be of no force and effect unless Needham Capital Management, L.L.C. and Dolphin Direct Equity Partners, L.P. (directly or through their counsel) have each provided to Solutia (directly or to its counsel) by 11:59 p.m., California time, on September 20, 2011 written feedback on the summary of terms of the support agreements referred to in clause (B) above, or (D) Solutia shall have failed to make available (upon request of

Southwall at least one business day in advance) at least one officer of Solutia in Palo Alto on September 23, 2011 and in New York City on September 26, 2011 to discuss and negotiate the foregoing agreements, shall be amended and restated in its entirety to be replaced with the following phrase:

until 11:59 p.m., California time, on October 7, 2011 (the “Restriction Period”),

As a result of such amendment, Solutia and Southwall agree that the definition of Restriction Period as provided in the Original Letter, as expressly amended by the Amended Letter and as further expressly amended by the Second Amended Letter (and its effect on the duration of the restrictions set forth in Paragraph 6 thereof) shall be amended, restated and extended hereby on the terms and conditions provided therein.

Except as expressly amended hereby, the binding provisions of the Original Letter and the Amended Letter shall remain in full force and effect. This letter is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the binding provisions of the Original Letter or the Amended Letter or any of the documents referred to therein. Without limiting the generality of the foregoing or Paragraph 9 of the Original Letter, any entry by Solutia into a definitive agreement to consummate a transaction is subject to satisfactory completion of our confirmatory due diligence review of Southwall, the negotiation, execution and delivery of mutually satisfactory definitive documentation for the transaction and the satisfaction of the other requirements for execution and delivery of a definitive agreement providing for the transaction.

The provisions of this letter shall be governed by and construed in accordance with the internal laws (as opposed to conflict of law provisions) of the State of Delaware.

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If the foregoing is acceptable to you, please sign and date this letter on the appropriate space below and return an executed copy to Solutia, whereupon the provisions of this letter shall become a binding agreement between the parties hereto.

Very truly yours,

SOLUTIA INC.

/s/ D. John Srivisal
D. John Srivisal
Vice President
Transaction Execution

Agreed and acknowledged

as of the   3rd   day of October 2011:

SOUTHWALL TECHNOLOGIES INC.

By:	/s/ Dennis Capovilla

Name:	Dennis Capovilla
Title:	President & Chief Executive Officer